UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated February 19, 2016

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    .

This Report on Form 6-K contains a news release dated 19 February 2016 entitled ‘VODAFONE GROUP PLC ANNOUNCES SUCCESSFUL PLACING OF MANDATORY CONVERTIBLE BONDS’

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS, OR IN OR INTO CANADA, JAPAN OR AUSTRALIA OR ANY OTHER JURISDICTION IN WHICH OFFERS OR SALES OF THE SECURITIES WOULD BE PROHIBITED BY APPLICABLE LAW

19 February 2016

Vodafone Group Plc announces successful placing of mandatory convertible bonds

Transaction Highlights:

•                  Vodafone to raise £2.88 billion through the issuance of mandatory convertible bonds

•                  Bonds to be issued in two tranches: 18 month maturity and 3 year maturity

•                  Bonds convertible into ordinary shares representing approximately 5% of Vodafone’s current share capital

•                  Potential for Vodafone to buy back shares following conversion of the Bonds in order to mitigate dilution, utilising the disposal proceeds from its U.S.$5 billion Verizon loan notes

•                  Vodafone to hedge its exposure to share price movements during the term of the Bonds via an option strategy

Further Details:

Vodafone Group Plc (“Vodafone”) announces the placement of £2.88 billion of mandatory convertible bonds, to be issued in two tranches, one with an 18 month maturity and the other with a three year maturity (together, the “Bonds”).

The Bonds will be physically settled on mandatory conversion in accordance with their terms. Vodafone will be entitled to satisfy this delivery obligation by allotting and issuing new ordinary shares of Vodafone (“Ordinary Shares”) to Bondholders or by transferring existing Ordinary Shares from treasury. The number of Ordinary Shares into which the Bonds are initially convertible (determined by dividing the nominal amount of the Bonds by the Conversion Price described below) represents approximately 5% of Vodafone’s share capital and accordingly falls within the limits approved by Vodafone’s shareholders at its annual general meeting in July 2015 for the purposes of making offers of Ordinary Shares on a non-pre-emptive basis.

The initial Conversion Price will be determined on the basis of the higher of (i) GBP2.1730 (being Vodafone’s closing share price on the London Stock Exchange (the “LSE”) on Wednesday, 17 February 2016, the “initial Share Price”) and (ii) the arithmetic average of the daily volume-weighted average prices of an Ordinary Share on the LSE over a period of three consecutive scheduled trading days starting on 19 February 2016. The Conversion Price, as so determined, will be announced by Vodafone following the close of market trading on the LSE on 23 February 2016.

Settlement and closing is scheduled to take place on 25 February 2016.

Vodafone intends to hedge its exposure under the Bonds to any future movements in its share price by an option strategy comprising (i) the purchase of cash-settled call options from, and (ii) the sale of cash settled put options to, J.P. Morgan Securities plc and Morgan Stanley & Co. International plc (or their respective affiliates). The option strategy is designed to hedge the economic impact of share price movements during the term of the Bonds. Should Vodafone decide to buy back Ordinary Shares to mitigate the dilution resulting from conversion of the Bonds, the hedging strategy is intended to provide a hedge for the repurchase price. The options are expected to be scheduled for settlement on 55 consecutive trading days beginning three days after the maturity date of each tranche of Bonds at the arithmetic average of the daily volume-weighted average prices of an Ordinary Share on the LSE, BATS, Chi-X and any other exchange determined at the relevant time.

Vodafone may execute on-market share buy-backs of Ordinary Shares prior to or following the maturity date of each tranche of the Bonds. Any share buy-backs would be for an aggregate number of Ordinary Shares not exceeding the number of Ordinary Shares required to be delivered to holders of the Bonds following their conversion. Vodafone may consider using the proceeds of any monetisation of the two tranches of Verizon loan notes which it holds (which it received as partial consideration for the sale of its indirect stake in Verizon Wireless in 2014) to fund the relevant on-market share buy-backs of Ordinary Shares.

The Bonds will be issued at par. The coupon has been fixed at 1.50% per annum (in respect of the Bonds with an 18 month maturity) and 2.00% per annum (in respect of the Bonds with a three year maturity). The Bonds (less an amount equal to the present value of all future coupons payable under the Bonds) are expected to be accounted for as equity. In addition, and in accordance with securities of this type, the Bonds will represent subordinated debt of Vodafone and all coupon payments to be made under the Bonds are deferrable at Vodafone’s option. Bondholders can elect to convert the Bonds into Shares at any time on or after 6 April 2016.

It is anticipated that J.P. Morgan Securities plc, Morgan Stanley & Co. International plc and/or their respective affiliates will enter into transactions to hedge their respective positions under the call and put options described above, which may include transactions to be conducted during the reference period for the determination of the initial Conversion Price. In connection with their respective positions, J.P. Morgan Securities plc and Morgan Stanley & Co. International plc subscribed for and have been allocated, at Vodafone’s sole discretion, 45% of the aggregate nominal amount of the Bonds to be issued.

After the Bonds have been issued, Vodafone intends to apply for the Bonds to be admitted to trading on the Irish Stock Exchange’s Global Exchange Market or other recognised stock exchange.

CONTACTS

Investor relations: Telephone +44 (0) 7919 990 230

Media: www.vodafone.com/media/contact

DISCLAIMER

The information contained in this announcement is for background purposes only and does not purport to be full or complete. No reliance may be placed for any purpose on the information contained in this announcement or its accuracy or completeness. The information in this announcement is subject to change.

This announcement is not for publication or distribution, directly or indirectly, in or into the United States or to any U.S. person (as defined in Regulation S under the US Securities Act (as defined below)). The distribution of this announcement may be restricted by law in certain jurisdictions and persons into whose possession any document or other information referred to herein comes, should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

This announcement does not constitute or form part of an offer to sell securities, or the solicitation of any offer to buy or subscribe for any securities, to or from any person in the United States, Australia, Canada, Japan (or to, or for the account or benefit of, any such person or any U.S. person) or in any other jurisdiction in which, or to or from any other person to or from whom, such offer or solicitation is unlawful. The securities referred to in this announcement have not been and will not be registered under the US Securities Act of 1933, as amended (the “US Securities Act”), and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons, absent registration or exemption from registration under the US Securities Act. Subject to certain exceptions, the securities referred to herein may not be offered or sold in Australia, Canada, Japan or to, or for the account or benefit of, any national, resident or citizen of Australia, Canada or Japan. There will be no public offer of the securities in the United States, Australia, Canada, Japan or any other jurisdiction.

In the United Kingdom, this communication is directed only at qualified investors (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) or (ii) who are persons falling within Article 49(2)(a) to (e) of the Order (all such persons together being referred to as “relevant persons”). This communication must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.

In member states of the European Economic Area, the Bonds are being offered only to qualified investors within the meaning of Directive 2003/71/EC, as amended, in accordance with the respective regulations of each member state in which the Bonds are being offered.

No action has been taken by Vodafone, the Joint Bookrunners or any of their respective affiliates that would permit an offering of the securities or possession or distribution of this announcement or any offering or publicity material relating to such securities in any jurisdiction where action for that purpose is required. Persons into whose possession this announcement comes are required by Vodafone and the Joint Bookrunners to inform themselves about and to observe any such restrictions.

The Joint Bookrunners are acting exclusively for Vodafone and no one else in connection with the offering. They will not regard any other person as their respective clients in relation to the offering of the Bonds and will not be responsible to any other person for providing the protections afforded to clients of each Joint Bookrunner or for providing advice in relation to the offering, the Bonds or any other transaction, matter or arrangement referred to in this announcement.

Each of Vodafone, the Joint Bookrunners and their respective affiliates expressly disclaims any obligation or undertaking to update, review or revise any statement contained in this announcement whether as a result of new information, future developments or otherwise.

This announcement is not intended as investment advice and under no circumstances is it to be used or considered as an offer to sell or a solicitation of an offer to subscribe or otherwise buy any security nor is it a recommendation to buy or sell any security. Any discussions, negotiations or other communications that may be entered into, whether in connection with the information set out herein or otherwise, shall be conducted subject to contract.

Acquiring investments to which this announcement relates may expose an investor to a significant risk of losing all of the amount invested. Each prospective investor should proceed on the assumption that it must bear the economic risk of an investment in the securities for an indefinite period. None of Vodafone or the Joint Bookrunners makes any representation as to (i) the suitability of the securities for any particular investor, (ii) the appropriate accounting treatment and potential tax consequences of investing in the securities or (iii) the future performance of the securities either in absolute terms or relative to competing investments. Persons considering making such investments should consult an authorised person specialising in advising on such investments. This announcement does not constitute a recommendation concerning the Bonds or the Ordinary Shares. The value of the Bonds can decrease as well as increase. Potential investors should consult a professional advisor as to the suitability of the Bonds for the person concerned.

In connection with the offering, the Joint Bookrunners and any of their affiliates, acting as investors for their own accounts, may subscribe for or purchase securities and in that capacity may retain, purchase, sell, offer to sell or otherwise deal for their own accounts in such securities and any other securities of Vodafone or related investments in connection with the Bonds or Vodafone or otherwise. Accordingly, references to the securities being issued, offered, subscribed, acquired, placed or otherwise dealt in should be read as including any issue or offer to, or subscription, acquisition, placing or dealing by, the Joint Bookrunners and any of their respective affiliates acting as investors for their own accounts. The Joint Bookrunners do not intend to disclose the extent of any such investment or transactions otherwise than in accordance with any legal or regulatory obligations to do so.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated:	February 19, 2016	By:	/s/ R E S MARTIN
		Name:	Rosemary E S Martin
		Title:	Group General Counsel and Company Secretary